Exhibit 11
Nano-Proprietary, Inc.
Computation of Income (Loss) Per Share

	Three Months ended Sept. 30,		Nine Months ended Sept. 30,
	2003	2002	2003	2002

Computation of loss per common share:

Net loss applicable to common shares	$(1,212,280)	$(1,451,354)	$(2,679,305)	$(4,345,754)

Weighted average number of common shares	88,590,429	66,041,136	84,656,310	63,971,176

Net income (loss) per common share	$(0.01)	$(0.02)	$(0.03)	$(0.06)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.